15047163

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED MAR 02 2015 PROCESSING SECTION WASH. DC

SEC FILE NUMBER
8- 52278

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tradeweb Direct LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 Avenue of the Americas
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Pittinsky 646-430-6092
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathan Pittinsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tradeweb Direct LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed Before me this 27th day of February, 2015.

Notary Public

Signature

Chief Financial Officer

Title

Jeffrey T. Letzler
Notary Public, State of New York
No. 02LE6068110
Qualified in Nassau County
Commission Expires 12/24/2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tradeweb Direct LLC

Statement of Financial Condition

December 31, 2014

Contents

pwc

Report of Independent Registered Public Accounting Firm

To Management of Tradeweb Direct LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Tradeweb Direct LLC (the "Company") at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2015

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Tradeweb Direct LLC
(a wholly-owned subsidiary of BondDesk Group LLC)

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS	
Cash and cash equivalents	$ 4,976,712
Restricted cash	547,774
Usage fees receivable, net	5,424,541
Receivable from clearing broker	200,000
Receivable from affiliates	3,246,522
Other assets	578,516
Property and equipment, net	213,858
Total assets	$ 15,187,923
LIABILITIES AND MEMBER'S CAPITAL	
Liabilities:	
Securities sold, not yet purchased, at fair value	$ 465,762
Accounts payable and accrued liabilities	356,768
Payable to affiliates	1,376,352
Total liabilities	2,198,882
Member's capital	12,989,041
Total liabilities and member's capital	$ 15,187,923

The accompanying notes are an integral part of this statement of financial condition.

NOTE 1 – ORGANIZATION AND BUSINESS

Tradeweb Direct LLC (formerly BondDesk Trading LLC) (the "Company") was incorporated as a limited liability corporation in the State of Delaware on November 3, 1999. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a wholly-owned subsidiary of BondDesk Group LLC ("BondDesk"), a Delaware limited liability company. BondDesk Group LLC is a wholly-owned subsidiary of Tradeweb Markets LLC ("Tradeweb"). The Company's primary business is to operate, for its clients, a proprietary, internet-based bond trading platform developed and owned by BondDesk (the "Tradeweb Direct" platform). The Company provides its clients with a proprietary internet-based trading platform dedicated to the market for fixed income securities. The Company maintains a riskless principal division, titled BondDesk Direct that provides execution services to small and mid-sized dealers. The Company also maintains another riskless principal division, titled BondDesk Institutional that provides execution services on a non-disclosed basis for institutional customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates and such differences could be material.

Cash and Cash Equivalents

Cash and cash equivalents consists of cash and highly liquid investments with original maturities of generally less than three months.

Restricted Cash

The Company's total restricted cash balance was $547,774 and related to cash held in conjunction with the Company's securities sold, not yet purchased, at fair value

Usage Fees Receivable

The Company evaluates the probability of collecting usage fees receivable on an ongoing basis and records an allowance to write-off receivables when appropriate. Delinquency status is determined on a case-by-case basis and includes considerations of payment history. As of December 31, 2014, the Company recorded an allowance for doubtful accounts of $138,013. One customer represented 16% of usage fees receivable as of December 31, 2014.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment is comprised of computer equipment and purchased software, furniture and fixtures, and leasehold improvements, and is carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of related assets, ranging from three to seven years.

Financial Instruments and Securities Sold, Not Yet Purchased, at Fair Value

The Company does not enter into forwards, swaps, futures or other derivative product transactions that result in on or off-balance-sheet risk. The carrying amounts of other financial instruments recorded in the statement of financial condition (which include cash, receivables, and payables) approximate fair value at December 31, 2014. Securities sold, not yet purchased, are stated at fair value with unrealized gains and losses reported in the statement of operations. The Company is exposed to downside market risk based on the amount, if any, that the market value of the security increases beyond the market value at which the position was sold.

Fair Value Measurement

Certain financial instruments that are not carried at fair value on the balance sheet are carried at amounts that approximate fair value.

The fair value hierarchy under ASC 820 prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Basis of Fair Value Measurement

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company's cash instruments are classified within level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. The Company's securities sold, not yet purchased are classified within level 2 of the fair value hierarchy because quoted prices are generally obtained from an independent third-party broker or dealer, and may include prices derived from model-based valuation techniques for which the significant assumptions are observable in the market or corroborated by observable market data. The Company's usage fees receivable, receivable from clearing broker, receivable from affiliates, accounts payable and accrued liabilities and payable to affiliates are classified

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

within level 2 of the fair value hierarchy because all significant inputs are observable, either directly or indirectly. The Company has no instruments that are classified within level 3 of the fair value hierarchy.

Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. Pursuant to the clearing agreement, the Company is required to reimburse the clearing broker without limit for any losses incurred due to any counterparty's failure to satisfy its contractual obligations. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to the clearing broker for the customer accounts at December 31, 2014.

Share Based Compensation

The Company accounts for share based compensation allocated from Tradeweb in accordance with ASC 718, which focuses primarily on accounting for a transaction in which an entity obtains employee services in exchange for share-based payments. Under ASC 718, the shared-based payments received by the employees of the Company are accounted for as liability awards. As a liability award, the cost of employee services received in exchange for an award of equity instruments is generally measured based on the grant-date fair value of the award and remeasured at the end of each reporting period until settlement. Under ASC 718, the cost of employee services received in exchange for an award of equity instruments is generally measured based on the grant-date fair value of the award. The fair value of that award is remeasured subsequently at each reporting date through to settlement. Changes in the liability instrument's fair value during the requisite service period are recognized as compensation cost over that period.

Under ASC 718, share-based awards that do not require future service (e.g., vested awards) are expensed immediately. Share-based employee awards that require future service are amortized over the relevant service period.

NOTE 3 – RECEIVABLE FROM CLEARING BROKER

Receivable from clearing broker at December 31, 2014 include $200,000 as a deposit with National Financial Services LLP ("NFS") through which the Company clears its trades. This deposit is covered under a Proprietary Accounts of Brokers ("PAB") agreement with NFS.

NOTE 4 – PROPERTY, EQUIPMENT AND SOFTWARE

Property, equipment and software consisted of the following at December 31, 2014:

Computer equipment and software	$ 346,425
Furniture and equipment	396,481
	742,906
Less: accumulated depreciation	(529,048)
	$ 213,858

NOTE 5 – INCOME AND OTHER TAXES

The Company operates as a single-member limited liability company. The Company is wholly-owned by its parent and is treated as a disregarded entity for U.S. federal income tax purposes. The Company's parent is owned by a partnership. The members of the partnership are individually liable for the income tax liability on the taxable income of the Company that eventually flows up to the partnership. The Company follows the authoritative guidance for uncertainty in income taxes included in FASB ASC 740, Income Taxes, as amended by Accounting Standards Update ("ASU") 2009-06, Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities. This guidance requires the Company to recognize a tax benefit from an uncertain position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and precedents. If this threshold is met, the Company should measure the tax benefit as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

Management has reviewed the Company's tax positions for the open tax years by major jurisdiction and has concluded that no provision for taxes is required in the Company's financial statements. Such open tax years vary by jurisdiction and remain subject to examination by taxing authorities. The earliest open year is 2011.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has a formal expense-sharing agreement with BondDesk. The expense-sharing agreement, along with an amended licensing agreement between the Company and BondDesk, requires expenses paid on behalf of the Company by BondDesk to be reimbursed or directly paid by the Company.

The Company deposits amounts received from its customers into a centralized lockbox which transmits funds directly into a BondDesk account. Such cash receipts, net of amounts payable to BondDesk pursuant to the expense-sharing and licensing agreements had resulted in an intercompany balance due from BondDesk of approximately $152 million as of September 30, 2014. In October 2014, the intercompany receivable was distributed to BondDesk.

During 2014, another affiliate of the Company collected of fees on behalf of the Company and forwarded these fees to the Company

NOTE 6 – RELATED PARTY TRANSACTIONS (continued)

The Company enters into transactions with members or affiliates of the ultimate owners of Tradeweb. At December 31, 2014, usage fees receivable included approximately $2,664,000 of receivables from members or affiliates of the ultimate owners of Tradeweb.

NOTE 7 – STOCK BASED COMPENSATION PLANS

Tradeweb has a stock incentive plan which provides for the grant of stock appreciation rights ("SARs"), to encourage employees of Tradeweb and its subsidiaries and affiliates to participate in the long-term success of Tradeweb.

Tradeweb measures the cost of employee services received in exchange for the award based on its current fair value. The fair value of that award is remeasured subsequently at each reporting date through to settlement. Changes in the award's fair value during the requisite service period are recognized as compensation cost over that period.

The SARs were issued in 2010, 2011, 2012, 2013 and 2014 and have a graded vesting schedule. SARs issued in 2010 and 2011 have an expiration date of December 31, 2014, SARs issued in 2012 have an expiration date of December 31, 2015 and SARs issued in 2013 and 2014 have an expiration date of December 31, 2016. If an employee is terminated without cause, all unvested SARs are forfeited. All vested SARs can only be exercised during a specific period of the year.

All SARs were issued with an exercise price no lower than the fair value at the date of the grant, in accordance with the rules of the stock option plans.

The weighted average fair value of SARs granted during the year at the remeasurement date of December 31, 2014 are $1,862. The weighted average exercise price of SARs granted during the year are $18,197.

The fair value of the awards is calculated at the date of grant and remeasurement date using an appropriate valuation model such as Black-Scholes. Consequently, the fair values of these awards are based on market value at that date.

The significant weighted average assumptions used to estimate the fair value of the SARs and options of Markets at December 31, 2014 are as follows:

Weighted Average Expected Life (years)	1.01
Weighted Average Risk Free Interest Rate	0.38%
Weighted Average Expected Volatility	22.72%
Weighted Average Expected Dividend Yield	3.72%

Expected volatility and dividend yield on the date of the grant and remeasurement date have been used as inputs into the respective valuation model. The US Government zero coupon interest rate curve has been used to derive a risk-free discount rate.

NOTE 8 – NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires net capital to be the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2014, the Company had net capital of $3,514,487 which exceeded its net capital requirement of $115,541 by $3,398,946.

Proprietary accounts, the assets held at the clearing broker ("PAB Assets"), are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker. The Company is claiming exemption from SEC rule 15c3-3 under paragraph (k)(2)(ii) of that rule.

NOTE 9 – SUBSEQUENT EVENTS

There were no subsequent events requiring adjustment to the financial statements or disclosure through February 27, 2015, the date that the Company's financial statements were issued.